Sara Lee Corporation

3500 Lacey Road

Downers Grove, IL 60515

(630) 598-6000

May 29, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Jill Davis
Branch Chief

Re:	Sara Lee Corporation (Commission File No. 001-03344)
Form 10-K Filed August 27, 2008 (“Form 10-K”)
Form 10-Q Filed February 4, 2009 (“Form 10-Q”)

Dear Ms. Davis:

This letter responds to the letter dated April 29, 2009 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission resulting from the staff’s review of the filings of Sara Lee Corporation (“Sara Lee” or the “corporation”) identified above. Our responses are set out below following the text of the Comment Letter to which each response relates.

Form 10-K for the Fiscal Year Ended June 30, 2008

Exhibit 13 – Portions of Sara Lee’s Annual Report to Stockholders

Financial Review of Consolidated Results – Income Tax Expense, page 16

Comment 1: We note you cite several factors impacting your effective tax rate in 2008 (e.g, goodwill impairment, finalization of tax reviews & audits, receipt of contingent sales proceeds, valuation allowance and foreign earnings). Please expand your disclosure throughout your Financial Review discussion to address the following:

•	Identify those items which are expected to recur in future periods, particularly the next fiscal year.

•

Provide insight as to the significant year-over-year trends so as to enable a determination of whether these factors have had an increasing or decreasing impact on your effective tax rate over the years presented.

•	Provide expanded disclosure of the components and drivers of the decrease in your tax valuation allowance ($91million benefit in 2008) beyond the $19 million attributed to the reversals in Germany.

•	Provide insight as to why certain state deferred tax assets are not anticipated to be realizable and thus necessitate an increase in the valuation allowance.

In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Securities and Exchange Commission

May 29, 2009

Response 1: In the Review of Consolidated Results section of its Management’s Discussion and Analysis, the corporation has historically discussed annual effective tax rates and related significant components impacting effective tax rates for each respective year included in the Consolidated Statements of Income. The corporation has followed this approach primarily because the effective tax rate represents a unique measure for each fiscal year based on pre-tax income for each respective year, statutory rates in place each period, tax planning opportunities and various activities and events outside of the direct control of the corporation, among other factors, for each respective fiscal year. In addition, as a result of the inherent uncertainties associated with events or circumstances that impact the corporation’s effective tax rate, it is difficult to establish and predict trends or expectations as to how the outcomes of such events and circumstances have or will impact the corporation’s effective tax rate. However, in response to the staff’s comment, the corporation will expand its Income Tax Expense discussion in the Review of Consolidated Results section of Management’s Discussion and Analysis commencing with our fiscal 2009 filing on Form 10-K to address the noted disclosure points.

With respect to the decrease in the tax valuation allowance referenced in the staff’s comment, the corporation included discussion in its Review of Consolidated Results for only that portion of the valuation allowance decrease that impacted the fiscal 2008 tax rate. As indicated in the corporation’s Schedule II, Valuation and Qualifying Accounts, included in Part IV, item 15, of the fiscal year 2008 Form 10-K, $72 million of the $91 million decrease in the Corporation’s valuation allowance between fiscal years 2007 and 2008 represented valuation allowance changes that impacted other Consolidated Balance Sheet accounts, while $19 million impacted tax expense on the Consolidated Statement of Income. The $72 million of changes impacting balance sheet accounts primarily related to deferred tax balances for translation adjustments, pension and postretirement benefit activity recorded within accumulated other comprehensive income, and the impact of adopting FIN 48. As a result, the tax benefit derived in 2008 from changes in the valuation allowance was only $19 million, not the $91 million gross decrease in the valuation allowance balance from 2007 to 2008.

The following represents an excerpt from our 2008 Form 10-K for the Income Tax discussion within the Financial Review of Consolidated Results of Operations section of Management’s Discussion and Analysis modified to reflect the additional disclosures we will include in future filings as a result of the staff’s comments (changes from existing disclosures are underlined).

Management’s Discussion and Analysis

Review of Consolidated Results – 2008

Income Tax Expense

In 2008, the corporation recognized tax expense on continuing operations of $201 million, or an effective tax rate of 125.6%. The significant components impacting the corporation’s effective tax rate are as follows:

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Goodwill Impairment – The corporation’s tax rate increased by 173.5% as a result of recognizing $790 million of non-deductible goodwill impairments during the year, compared to $95 million of non-deductible goodwill impairments in 2007. The corporation expects that its effective tax rate may be impacted in future fiscal years as a result of goodwill impairments. However, such impact is wholly dependent on whether any of the corporation’s reporting units are required to record a goodwill impairment charge, the magnitude of any potential charge and the extent of the corporation’s tax basis in the goodwill. As a result, management is not able to predict the potential impact any future goodwill impairment charges may have on the corporation’s effective tax rate.

Securities and Exchange Commission

May 29, 2009

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Remittance of Foreign Earnings – The corporation incurred a tax charge of $118 million related to the repatriation of earnings from certain foreign subsidiaries, compared to a $194 million tax charge in 2007. ~~This~~The 2008 charge increased the effective rate by 74.0%. The corporation expects to incur charges in future fiscal years from the remittance of foreign earnings. See the discussion of Repatriation of Foreign Earnings and Income Taxes in the Liquidity section of Management’s Discussion and Analysis for more information.

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Finalization of Tax Reviews and Audits – A $96 million benefit resulted from the completion of tax audits and the expiration of statutes of limitations in France, Morocco, the Netherlands, the Philippines and various state and local jurisdictions. Of this amount, $40 million related to the completion of tax audits and $56 million related to the expiration of statutes of limitations. In 2007, the corporation realized a $110 million tax benefit upon reducing its tax contingency reserves related to uncertain tax positions.

The corporation expects that its effective tax rate will continue to be impacted in future fiscal years due to the resolution of tax contingencies. Currently, the corporation estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $10 million to $30 million within the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide audits in process and the expiration of statutes of limitations in several jurisdictions. A majority of this decrease would impact the corporation’s effective tax rate. For a summary of open audit years by significant jurisdiction and other critical estimates surrounding the finalization of tax reviews and audits, see Income Taxes under Significant Accounting Polices and Critical Estimates included in Management’s Discussion and Analysis.

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Receipt of Contingent Sales Proceeds – The corporation recognized a tax benefit of $46 million related to its receipt of non-taxable contingent sales proceeds pursuant to the sale terms of its European cut tobacco business in 1999, compared to a $42 million tax benefit in 2007. The corporation will continue to recognize a tax rate reduction related to contingent sales proceeds received during the agreement term, which is effective through July 2009. See additional discussion under Contingent Asset in the Significant Accounting Polices and Critical Estimates section of Management’s Discussion and Analysis.

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Valuation Allowance – A $19 million benefit related to the net reversal of valuation allowances, primarily on German deferred tax assets, compared to a $27 million tax charge in 2007. During 2008, the corporation determined that a valuation allowance was no longer necessary ~~due to the recent projected~~ for certain German deferred tax assets as a result of revised profitability projections for its ~~of the~~ German operations. This benefit was partially offset by the establishment of valuation allowances for certain state deferred tax assets in which the corporation does not anticipate future realization. The corporation determined that a valuation allowance was necessary for deferred tax assets in certain state jurisdictions as a result of revised projections indicating insufficient taxable income of the appropriate character within the carryback and carryforward periods available under the respective tax statutes. The corporation expects that its effective tax rate could be favorably or unfavorably impacted in future fiscal years as a result of changes in facts and circumstances that cause the corporation to revise its conclusions on the ability to realize certain net operating losses and other deferred tax attributes. However, because of the inherent uncertainty with respect to the occurrence of such facts and circumstances, management is not able to predict potential outcomes or the related impact on the corporation’s effective tax rate.

Securities and Exchange Commission

May 29, 2009

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Foreign Earnings – The corporation’s global mix of earnings, the tax characteristics of the corporation’s income, and the benefit from certain foreign jurisdictions that have lower tax rates also reduced the corporation’s tax expense during 2008, similar to 2007. As specifically highlighted in Part I. Item 1A. Risk Factors, of the corporation’s Form 10-K, the corporation expects that its effective tax rate will be impacted in future fiscal years as a result of its global mix of earnings. Because the impact of the corporation’s global mix of earnings is dependent upon factors such as tax legislation in the jurisdictions in which the corporation does business, the corporation’s actual results, the relative mix of earnings amongst its respective jurisdictions in any respective period, and tax characteristics of the corporation’s income, acquisitions and dispositions, among other factors, management is not able to predict the impact or trend that the global mix of earnings will have on its effective tax rate.

Financial Review of Consolidated Results – Income Tax Expense, page 16

Comment 2: Please tell us why no tax benefit has been recognized in relation to your income from discontinued operations of $14 million in 2008.

Response 2: The $14 million pretax loss from discontinued operations primarily related to a $15 million charge stemming from the settlement of a pension plan in the United Kingdom associated with the European Branded Apparel business, which was sold in 2006. A related explanation is highlighted on pages 18 and 53 of the corporation’s Annual Report. The corporation does not generate sufficient taxable income of the appropriate character within the carryback and carryforward period available under the tax law in the United Kingdom, and therefore, carries a valuation allowance against its United Kingdom deferred tax assets. As a result, the corporation did not recognize a tax benefit on the $14 million taxable loss from discontinued operations.

Liquidity, page 29

Comment 3: We note you disclose the elimination of the cash flow from the Hanesbrands business has required you to remit a greater portion of the foreign earnings to the U.S. We also note you disclose fiscal year 2009 contractual obligations of $2,864 million. Please expand your disclosure to indicate how you plan to obtain the ongoing liquidity and capital resources necessary to meet your obligations and how you intend to continue to indefinitely reinvest portions of your unrepatriated earnings from foreign subsidiaries. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Response 3: Since 2006, the corporation has adopted a policy of repatriating a higher level of foreign earnings to fund U.S. cash requirements. However, the repatriation of foreign earnings is not the only source of liquidity for the corporation. In addition to cash flow derived from operations, the corporation has access to the commercial paper market, a $1.85 billion revolving credit facility and access to public and private debt markets as a means to generate liquidity. The corporation has not followed a policy of repatriating all available past and future foreign earnings, but has merely increased the level of earnings repatriation when compared to years prior to the spin off of the Hanesbrands business. A significant portion of the corporation’s foreign earnings continue to be permanently

Securities and Exchange Commission

May 29, 2009

reinvested in our foreign subsidiaries and it is anticipated this reinvestment will not impede cash needs at the parent company level. In its determination of which foreign earnings are permanently reinvested, the corporation considers numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of the foreign subsidiaries, and the tax consequences of remitting the foreign earnings back to the U.S.

The corporation did not assess the $2.9 billion of contractual obligations for 2009 in isolation when assessing its near term liquidity needs. Approximately $1.8 billion of the 2009 contractual obligations relates to purchase orders and operating lease commitments, which are directly linked to revenues, and a portion of the total contractual obligations relate to our international operations. Also, the majority of the $568 million in long-term debt obligations that came due in 2009 was denominated in Euros and was successfully refinanced with Euros from outside the parent company’s U.S. dollar cash flows. As a result, the 2009 contractual obligations highlighted on page 31 do not trigger a significant need to repatriate foreign earnings back to the parent company.

In response to the staff’s comment, the corporation will modify its disclosure related to the repatriation of foreign earnings and income taxes within the Liquidity section of Management’s Discussion and Analysis in our next Form 10-K, as included below (changes from existing disclosures are underlined).

Repatriation of Foreign Earnings and Income Taxes Since 2006, the corporation has adopted a policy of repatriating a higher level of foreign sourced earning to partially fund U.S. cash requirements. The Hanesbrands business that was spun off in 2007 historically generated a significant amount of cash from operations within the U.S., which was used to service debt payments, dividends and other domestic capital requirements. As a result of the spin off of Hanesbrands and the disposition of a number of significant European operations, the corporation has repatriated a portion of earnings ~~dividends~~ annually since 2006 and will likely continue to do so in the future. This policy will increase the corporation’s income tax rate and increase cash income taxes paid. In its determination of which foreign earnings are permanently reinvested in our foreign operations, the corporation considers numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of the foreign subsidiaries, and the tax consequences of remitting the foreign earnings back to the U.S. The repatriation of foreign sourced earnings is not the only source of liquidity for the corporation. In addition to cash flow derived from operations, the corporation has access to the commercial paper market, a $1.85 billion revolving credit facility and access to public and private debt markets as a means to generate liquidity sufficient to meet its U.S. cash flow needs.

The tax costs associated with the anticipated repatriation of foreign earnings are recognized as the amounts are earned. However, the corporation pays the tax liability upon completing the repatriation action.

During the first quarter of 2008, the corporation repatriated $1.4 billion of foreign accumulated earnings to the U.S. The taxes paid on the $1.4 billion dividend were fully accrued in 2007 and prior years. This dividend, in isolation, would have required the payment of approximately $420 million of cash taxes over the remainder of 2008. However, other income or losses generated by the business, as well as fluctuations in currency exchange rates, impacted the ultimate amount of 2008 cash taxes paid. During 2008 the corporation accrued $125 million of taxes payable relating to the repatriation of $720 million of 2008 foreign earnings. This repatriation, in isolation, will result in a payment of $125 million of cash tax in 2009. However, other income or losses generated by the business, as well as fluctuations in currency exchange rates, will impact the ultimate cash tax payment.

Securities and Exchange Commission

May 29, 2009

Significant Accounting Policies and Critical Estimates

Income Taxes, page 35

Comment 4: Please expand your discussion and analysis to disclose your assumptions and estimates underlying your income tax valuation allowance; unrecognized deferred tax liabilities for undistributed earnings indefinitely invested in a foreign subsidiary; and uncertain tax positions. For example, you disclose that “Federal and state income taxes are provided on that portion of foreign subsidiaries income that is expected to be remitted to the U.S. and be taxable.” Please expand your discussion and analysis disclosure to indicate how this amount was determined and the underlying estimates and assumptions.

Please also expand your disclosure to discuss the variability that is reasonably likely to result over time from the uncertainties inherent in these assumptions and estimates. Consider disclosing a sensitivity analysis or discussing how your assumptions and estimates in prior periods have compared to actual results. Refer to Section V of Securities and Exchange Commission Release No. 33-8350, which can be found on the Commission’s website at http:/www.sec.gov/rules/interp/33-8350.htm. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Response 4: The corporation’s Income Taxes disclosure in its Significant Accounting Policies and Estimates section of Management’s Discussion and Analysis includes: (i) a basic explanation regarding the determination of tax expense, (ii) the corporation’s process for accounting for inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business (including its process for estimating and adjusting reserves for uncertain tax positions); and (iii) detailed discussion of those items most likely to affect the corporation’s effective tax rate in any given period. Based on the complexity of reserves for uncertain tax positions and the related impact on effective tax rates in any given period, the corporation devotes significant attention to discussion thereof, including: why reserves are required, the process for establishing reserves, the judgments and assumptions management must make to establish reserves, and the primary factors that might cause variability between initial estimates and the ultimate liability incurred by the corporation for any uncertain tax position. In addition, the corporation describes in detail the process related to audits of tax returns and the events that remove uncertainty and require reserve adjustment.

In response to the staff’s comment, the corporation will further enhance its Significant Accounting Policies and Critical Estimates section of Management’s Discussion and Analysis commencing with our fiscal 2009 filing on Form 10-K to address the noted disclosure points. The following text represents fiscal 2008 excerpts for our 2008 Form 10-K for the Income Tax discussion within the Financial Review of Consolidated Results of Operations section of Management’s Discussion and Analysis modified to reflect the additional disclosures we will include as a result of the staff’s comments (changes from existing disclosures are underlined).

Securities and Exchange Commission

May 29, 2009

Management’s Discussion and Analysis

Significant Accounting Policies and Critical Estimates

Income Taxes

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to the corporation’s reserves related to uncertain tax positions, changes in valuation allowances, and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably possible that the following items could have a material impact on income tax expense, net income and liquidity in future periods:

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The spin off of the Hanesbrands business that was completed in 2007 has resulted in, and may continue to result in, an increase in the corporation’s effective tax rate in future years as the operations that were spun off had a lower historic effective tax rate than the remainder of the business and generated a significant amount of operating cash flow. The elimination of this cash flow has required the corporation to remit a greater portion of the future foreign earnings to the U.S. than has historically been the case and resulted in higher levels of tax expense and cash taxes paid. The tax cost of repatriating foreign earnings for fiscal years 2008, 2007 and 2006 was $118 million, $194 million, and $529 million, respectively.

However, a significant portion of the corporation’s foreign earnings are permanently reinvested in its foreign subsidiaries. In its determination of which foreign earnings are permanently reinvested, the corporation considers numerous factors, including the financial requirements of the U.S. parent company, the financial requirements of its foreign subsidiaries, and the tax consequences of remitting the foreign earnings to the U.S. Variability in the corporation’s effective tax rate will occur over time as a result of these and other factors which could materially change the estimated cost of future repatriation actions.

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Tax legislation in the jurisdictions in which the corporation does business may change in future periods. While such changes cannot be predicted, if they occur, the impact on the corporation’s tax assets and obligations will need to be measured and recognized in the financial statements.

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The corporation has ongoing U.S. and foreign tax audits for various tax periods. The U.S. federal tax years from 2005 onward remain subject to audit. Fiscal years remaining open to examination in the Netherlands include 2003 forward. Other foreign jurisdictions remain open to audits ranging from 1999 to 2007. With few exceptions, the corporation is no longer subject to state and local income tax examinations by tax authorities for years before 2003. The tax reserves for uncertain tax positions recorded in the financial statements reflect the expected finalization of worldwide examinations. The corporation regularly reviews its tax positions based on the individual facts, circumstances, and technical merits of each tax position. If the corporation determines it is more likely than not that it is entitled to the economic benefits associated with a tax position, it then considers the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with a taxing authority, taking into consideration all available facts, circumstances, and information. The corporation believes that it has sufficient cash resources to fund the settlement of these audits.

Securities and Exchange Commission

May 29, 2009

As a result of audit completions and expirations of statutes of limitations in 2008 and 2007, the corporation recognized tax benefits of $96 million and $110 million, respectively. However, audit outcomes and the timing of audit settlements are subject to significant uncertainty. The corporation estimates reserves for uncertain tax positions, but is not able to control or predict the extent to which tax authorities will examine specific periods, the outcome of examinations, or the time period in which examinations will be conducted and finalized. Favorable or unfavorable past audit experience in any particular tax jurisdiction is not indicative of the outcome of future examinations by those tax authorities. Based on the nature of uncertain tax positions and the examination process, management is not able to predict the potential outcome with respect to tax periods that have not yet been examined or the impact of any potential reserve adjustments on the corporation’s tax rate or earning trends. As of the end of 2008, the corporation estimates that it is reasonably possible that the liability for unrecognized tax benefits will decrease by approximately $10 million to $30 million within the next 12 months, a majority of which would impact the corporation’s effective tax rate.

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Facts and circumstances may change that cause the corporation to revise the conclusions on its ability to realize certain net operating losses and other deferred tax attributes. The corporation regularly reviews whether it will realize its deferred tax assets. Its reviews consist of determining whether sufficient taxable income of the appropriate character exists within the carryback and carryforward period available under respective tax statutes. The corporation considers all available evidence of recoverability when evaluating its deferred tax assets; however, the corporation’s most sensitive and critical factor in determining recoverability of deferred tax assets is the existence of historical losses and projected future losses in a particular jurisdiction. As a result, changes in actual and projected results of the corporation’s various legal entities can create variability, as well as changes in the level of the corporation’s gross deferred tax assets, which could result in increases or decreases in the corporation’s deferred tax asset valuation allowance.

The corporation cannot predict with reasonable certainty or likelihood future results considering the assumptions above. As a multinational company, we will continue to have variability in our income taxes as a result of the current economic environment and cannot predict, with any reasonable certainty, the reasonable likelihood our assumptions will have over future results.

Note 2 – Summary of Significant Accounting Policies

Accelerated Depreciation, page 48

Comment 5: We note you refer to “accelerated depreciation” numerous times through your document in instances where your depreciation expense has increased as a result of a change in estimates. Please either tell us your basis within GAAP for recognizing “accelerated depreciation” separately from depreciation expense or remove these references from your filing (e.g. simply refer to this amount as depreciation). Alternatively, please limit your discussion of this incremental impact resulting from changes in depreciation expense to your management’s discussion and analysis (within the context of explaining your results of operations and critical accounting policies).

Response 5: Given the significance that certain exit, disposal and other restructuring activities have had on the composition of the corporation’s underlying business and on its results of operations, the corporation has included robust disclosure related to such activity in its recent annual filings. In addition to complying with disclosure requirements for costs associated with exit or disposal activities included in SFAS 146, the corporation has attempted to provide financial statement users with a complete understanding of

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May 29, 2009

all of its exit, disposal and transformation actions and all costs associated therewith. Recognizing that not all costs associated with exit, disposal and other transformation plans are within the scope of the recognition provisions of SFAS 146, the corporation has included clear and transparent disclosure regarding those costs that are not within the scope of SFAS 146 and the reasons for including such costs in its disclosure.

The corporation uses the term “accelerated depreciation” in order to describe and disclose to financial statement users one cost that is directly associated with its exit, disposal and transformation plans. This cost constitutes a component of the corporation’s depreciation. As a result, in order to clarify and define the component to which the corporation refers in its disclosure, the corporation provides a definition for the term that can be used and understood by the reader in tables and other note disclosure in each relevant section of its annual report. In association with any references to “accelerated depreciation” in its filings, the corporation defines this term as used in its disclosures as the incremental impact of revised estimates of remaining depreciation expense in excess of original estimates of depreciation expense for those assets identified for disposal pursuant to an exit plan. As described in the Significant Accounting Policies and Critical Estimates section of its Management’s Discussion and Analysis, and as described in response to previous staff comments, depreciation related to changes in estimate is determined according to the provisions of SFAS 144. Despite any references in financial statement footnote disclosure or in the Results of Operations section of Management’s Discussion and Analysis, the component of depreciation comprising “accelerated depreciation” is recognized in the corporation’s statements of income in the same manner and in the same respective line items as all depreciation, and is therefore not recognized separately.

The corporation believes that disclosure of the “accelerated depreciation” component of its total depreciation in its Summary of Significant Accounting Policies and Exit, Disposal and Transformation Activities footnotes provides the reader with greater transparency to the total cost of its exit activities and overall transformation plan. SFAS 146 addressed accounting and disclosure requirements of costs associated with exit or disposal activity. Although “accelerated depreciation,” as defined by the corporation, is calculated using the provisions of SFAS 144, the cost only arises as the result of other exit or disposal activities. In this way, SFAS 146 and SFAS 144 are inextricably linked for certain activities. As a result, the corporation believes that inclusion of “accelerated deprecation” helps a reader to gain a better understanding of all costs directly associated with its exit and disposal actions. In its disclosure determination, management assessed the FASB’s explanation for disclosure requirements in paragraph B54 of SFAS 146, which emphasizes the importance of disclosure to “provide information that is useful to investors, creditors, and other users in assessing the overall effects of [an] activity on an entity’s ongoing operations.” In addition, the FASB highlighted in paragraph B54 that SFAS 146 does not “prohibit disclosure of [employee termination information] or other information about an exit or disposal activity.” The corporation believes its disclosure of “accelerated depreciation” provides information that is useful to financial statement users in assessing the overall effects of its exit and disposal activities, and that such disclosure is not prohibited by SFAS 146. As a result, although the recognition of the depreciation is not within the scope of SFAS 146, the corporation believes that inclusion of “accelerated depreciation” amounts in its disclosure is consistent with the spirit of SFAS 146 disclosures and not otherwise restricted or disallowed by SFAS 146 or other accounting principles. Our overall depreciation expense is not indicative of future results as a result of the various restructuring and transformation programs we have employed. We believe it is beneficial to analysts and investors to understand the impact of these programs.

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May 29, 2009

Use of the term “accelerated” to define a component of depreciation allows the corporation to more clearly describe and define the component and to subsequently refer to the component in discussion and tabular presentations. Corporation management believes that eliminating the established term “accelerated depreciation” would limit the corporation’s ability to clearly define the cost associated with exit and disposal activities and would create additional confusion for readers in discussion and tabular presentations if such a measure is only referred to as “depreciation.”

Note 8 – Stock Based Compensation – Stock Unit Awards, page 61

Comment 6: We note you disclose compensation expense is recognized in accordance with the provisions of FIN 28. Please note that FIN 28 was superseded upon the effectiveness of FAS 123R. Please confirm to us, if true, that compensation expense that would have been recognized pursuant to FAS 123R is not materially different from the compensation expense you recognized under FIN 28.

Response 6: The corporation employed the modified prospective method of application upon its adoption of SFAS 123(R) in fiscal 2006. As a result, the corporation determined and recognized compensation cost for awards granted subsequent to adoption under the provisions of SFAS 123(R). Compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of the effective date of the Statement was based on the grant-date fair value of those awards as calculated for either recognition or pro forma disclosures under SFAS 123.

The corporation granted stock options with graded vesting terms to a select group of executives during years prior to and including fiscal 2006. Based on the transition provisions of the modified prospective method, the corporation recorded compensation cost based on the grant date fair value and expense attribution utilized for its SFAS 123 pro forma disclosure for any graded vesting awards granted prior to fiscal 2006. For its fiscal 2006 graded vesting grant, the corporation applied the provisions of SFAS 123(R), and adopted the graded vesting attribution method addressed in paragraphs 42 and A97 – A101. The application of the graded vesting attribution method employed upon the adoption of SFAS 123(R) did not materially differ from the fair value that would have been calculated prior to the corporation’s adoption of SFAS 123(R). Subsequent to fiscal 2006, the corporation limited its stock option grants to only include awards with cliff vesting provisions. As a result, the graded vesting attribution applied under SFAS 123(R) was not relevant for these subsequent periods.

In future filings, the corporation will clarify its wording and incorrect reference to FIN 28 as the basis for recognition of compensation expense related to options with graded vesting terms.

Note 15 – Intangible Assets and Goodwill Intangible Assets, page 63

Comment 7: In regards to your reallocation of goodwill, we note you concluded the resulting adjustments are immaterial to your consolidated quarterly and annual financial statements. Please provide us with your basis for conclusions and summary materiality assessments in accordance with SAB 99. Please ensure your assessment considers the materiality for each discrete financial statement period (including interim periods) as well as the cumulative carryover and reversing effect of prior period amounts for each subsequent period from 2006 through the second quarter of 2008 in accordance with SAB 108.

Securities and Exchange Commission

May 29, 2009

Response 7: Presented below is a summary of the corporation’s materiality assessments with respect to the reallocation of goodwill disclosed in our Intangible Assets and Goodwill Intangible Assets footnote. The summary represents the corporation’s contemporaneous analysis both at the time of error identification during the second fiscal quarter and through the end of fiscal 2008. As a matter of policy, the corporation does not assess the impact of identified errors on a quarterly basis for those fiscal years for which the corporation has released annual results and filed an annual report on Form 10-K, unless the facts and circumstances related to an error clearly indicate that a financial statement user’s judgment would have been influenced by the omission for the specific quarter in which it arose. For purposes of its quantitative assessments, the corporation believes that completed annual periods are the most relevant measures against which investors and analysts would assess impacts of errors – especially as it relates to comprehensive income. As a result, the corporation analyzes error impacts on its reported annual results for prior periods. Consistent with paragraph 29 of APB 28, during uncompleted fiscal years, the corporation assesses the impact of errors and corrections of errors using a comparison of the out of period items to the estimated income for the full fiscal year and also to the effect on the trend of earnings. In addition, we analyze the quarterly periods for the uncompleted year, as this information is the most recent information available for financial statement users to consider, together with annual estimates and other data completing the “total mix” of information. Consistent with the corporation’s out of period item assessment policy, the information below includes annual period impacts for 2006, 2007 and 2008 and the quarterly impact of error origination and correction through its identification during the second quarter of fiscal 2008.

The corporation has subsequently identified and corrected additional out of period income statement items during fiscal 2009, which would have impacted certain of the assessments of comprehensive income presented below. The corporation concluded that the subsequent out of period items do not have a significant impact on the quantitative tests performed for the goodwill measurement error, nor would they have influenced management’s conclusions documented below.

Background

During the second quarter of fiscal 2008, the corporation identified certain goodwill balances that should have been measured in currencies other than Sara Lee’s U.S. Dollar reporting currency. As a result of the identified error, in prior periods the corporation had not appropriately adjusted goodwill for changes in respective currency fluctuations, and the impact of currency movement was not included in the corporation’s disclosure of the currency translation component of accumulated other comprehensive income, or in its comprehensive income disclosure within the Statement of Stockholders’ Equity.

Summary of Materiality Assessment

Upon identifying the error, management quantified the related impact on the various periods in which the cumulative error arose in order to assess the materiality of the error for all prior period financial statements. In its assessment, the corporation considered guidance included in Staff Accounting Bulletins Topics 1.M. and 1.N., and guidance found in FASB Concept Statement No. 2. In addition, management considered the content of certain speeches delivered by SEC staff at annual AICPA Conferences on SEC and PCAOB Developments, which include discussion pertaining to materiality assessments. As a part of its assessment, the corporation considered both the quantitative and qualitative impact of the identified error on all of its previously filed reports and considered whether, in light of the surrounding circumstances, the errors were such that it was probable that the judgment of a reasonable person relying on the corporation’s previously issued reports would have been changed or influenced by the identified errors. This approach considered whether there was a substantial likelihood that the adjustments would have been viewed by a reasonable investor as

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having significantly altered the “total mix” of information made available for any prior fiscal period. In the context of an adjustment or misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the error, it also includes the factual context in which the user of financial statements would view the financial statement item.

The corporation believes that its primary investor and analyst constituency focuses primarily on net earnings and cash flow metrics such as sales, operating income, EBIT, EBITDA and free cash flow in assessing Sara Lee’s performance and predicting future results. The goodwill measurement errors and correcting adjustment did not impact the corporation’s statements of income or cash flows, and had no effect on the key metrics utilized by investors. As a result, based on the analysis further documented below, the corporation concluded that the judgment of a reasonable person relying on the corporation’s previously issued reports would not have been changed or influenced by the errors or correcting adjustment. As a result, management recorded the correction during the second quarter of fiscal 2008.

Quantitative Analysis of Materiality

The corporation assessed the impact of the goodwill measurement error both in the periods in which the error originated and for the impact of correction during the second quarter of fiscal 2008 on the primary account lines affected by the error: comprehensive income, goodwill and total equity. As a part of its assessment of the impact on comprehensive income, the corporation calculated the impact of the error for all periods impacted both on an individual basis and combined with other identified out of period items impacting comprehensive income. The other items consist of both the origination of identified and corrected errors in the years presented, as well as the out of period impact of correction of prior period errors in the respective fiscal years assessed. All out of period items have been assessed individually and in the aggregate for materiality and management has determined that none of the items are material to Sara Lee financial statements. In addition, all identified errors in prior period financial statements have been corrected either with subsequent reversing entries to the corporation’s financial statements or as a part of the entry recorded as an adjustment to retained earnings upon the corporation’s adoption of SAB 108.

For periods beginning during fiscal 2007 (the annual period of adoption of SAB 108), the corporation assessed the out of period item impact using the dual approach, as described in SAB 108, using both the rollover and iron curtain methods of significance assessment. For fiscal 2006, the corporation assessed the impact using the rollover method, as that was the method employed by the corporation prior to adoption of SAB 108.

Each of the quantitative measures the corporation assessed is included in the schedules below (dollar amounts in millions), followed by a summary of the corporation’s considerations and conclusions regarding the calculated impacts for each measure.

A.	Quantitative Analysis of Materiality on Comprehensive Income – Rollover Method.

The following schedule summarizes the quantitative impact of the identified goodwill error on the corporation’s comprehensive income both individually and together with all other identified out of period (“OOP”) items impacting comprehensive income disclosed for each respective fiscal period.

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May 29, 2009

		Goodwill Denomination Error Quantitative Impact		Aggregate Error Quantitative Impact
	Comprehensive Income – As Reported	Impact of Error	Error as a % of C.I.	OOP Items Impacting Comprehensive Income	Aggregate Error Impacting Comprehensive Income	Aggregate Error as a % of C.I.
Annual
FY 2006	$777	$(30)	(3.8)%	$12	$(18)	(2.3)%
FY 2007	1,185	(47)	(4.0)%	31	(16)	(1.4)%
FY 2008	824	106	12.8%	(10)	96	11.6%
Adj. FY 2008[1]	1,606	106	6.6%	(10)	96	6.0%

Quarterly
Q1 2008 YTD	343	(41)	(11.9)%	22	(19)	(5.7)%
Q2 2008 YTD	797	106	13.3%	30	136	17.1%

Q1 2008	343	(41)	(11.9)%	22	(19)	(5.7)%
Q2 2008	454	147	32.3%	9	156	34.3%

See additional discussion regarding the corporation’s assessment of the quantitative error impact with respect to the total mix of information used by investors and analysts. The corporation’s considerations are discussed below in “D. Conclusions regarding the quantitative impacts of the error.”

B.	Quantitative Analysis of Materiality on Comprehensive Income – Iron Curtain

The following schedule summarizes the quantitative impact of the identified error on the corporation’s comprehensive income using the iron curtain approach, which identifies the impact of correcting the cumulative error on the corporation’s balance sheet at the end of each fiscal period. Fiscal 2007 is the first annual period for which the corporation applied the dual approach required by SAB 108.

		Goodwill Denomination Error Quantitative Impact		Aggregate Error Assessment Quantitative Impact
	Comprehensive Income – As Reported	Cumulative Impact of Error	Error as a % of C.I.	OOP Items Impacting Comprehensive Income	Aggregate Error Impacting Comprehensive Income	Aggregate Error as a % of C.I.
Annual
FY 2007	$1,185	$106	8.9%	$(6)	$100	8.4%

Quarterly
Q1 2008	343	147	42.8%	(30)	117	34.1%

[1]

Adjusted FY 2008 represents a calculation of the percentage impact based on a comparison of the individual and collective errors and comprehensive income adjusted for the goodwill impairment charge of $782 million recorded during the fourth quarter of fiscal 2008.

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May 29, 2009

See additional discussion regarding the corporation’s assessment of the quantitative error impact with respect to the total mix of information used by investors and analysts below in “D. Conclusions regarding the quantitative impacts of the error.”

C.	Quantitative Analysis of Materiality on Goodwill and Total Equity.

The following schedule summarizes the quantitative impact of the identified error on the corporation’s goodwill and total equity balances as of the end of each respective period.

		Goodwill		Total Equity
	Cumulative Impact of Error	Balance	% of Error	Equity Balance	% of Error
2006	$(59)	$3,052	(1.9)%	$2,449	(2.4)%
2007	(106)	2,722	(3.9)%	2,615	(4.0)%

Q1 2008	(147)	2,746	(5.3)%	2,886	(5.1)%

The corporation determined that, based on the low significance percentages highlighted in the schedule above that the impacted balance sheet accounts were not materially misstated as a result of the goodwill measurement error.

D.	Conclusions regarding the quantitative impacts of the error.

In its considerations of the significance of each of the quantitative metrics identified above, the corporation considered the importance of these metrics to its investors and analysts in assessing the corporation’s performance. In his remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments, Todd Hardiman, Associate Chief Accountant, Division of Corporation Finance, expanded on his remarks at a previous conference to reiterate that a materiality analysis should begin with a focus on the “total mix” of information and maintain focus on what is important to the reasonable investor. In addressing how to do this in practice, especially in circumstances where the quantitative size of a misstatement becomes larger than historical “rules of thumb” used by registrants and auditors, Hardiman suggests that “if [an entity has] to evaluate whether a large error is material, [the entity should not] color [its] analysis by trying to guess what an accountant in the Division may or may not find important.” Alternatively, he indicates that such an analysis should be based on the people “making investment decisions,” and interacting with corporations regularly – primarily analysts and other investors. Management addresses the specific qualitative criteria highlighted by SAB 99 in the Qualitative Analysis of Materiality section below; however, as indicated by the Hardiman speech, qualitative variables can also aid in determining whether or not a quantitative amount is material. Management’s analysis as documented below focused on Hardiman’s suggested question of “Why doesn’t the size of the error matter to the reasonable investor?”

Management does not believe that it is likely that the judgment of a reasonable person would change with the inclusion of any of the errors highlighted by either the rollover method or iron curtain method for any of the periods assessed above. Comprehensive income is valuable to financial statement users in that it provides a measure of balance sheet movements not otherwise recognized on an entity’s income statement, together with those realized earnings or losses. While the comprehensive income metric provides some value, it is subject to fluctuations based on movements in currencies that will not be realized by an entity and will not have any impact on the underlying business results of that entity. In some cases, movements in currency or

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May 29, 2009

other unrecognized balance sheet fluctuations can offset the underlying trends in an entity’s performance. As a result, comprehensive income is not a measure widely used to assess business performance or to predict trends and establish expectations for a company’s future operations.

The corporation believes that comprehensive income is not a measure that is relied upon by analysts, but that investor and analyst focus is generally on income statement and cash flow metrics such as sales, operating income, EBIT, EBITDA and free cash flow. In addition, analysts and investors will often exclude the impact of currency translation in order to gain insight into the performance of underlying operations. In recent years, the corporation has not received any questions from investors or analysts regarding comprehensive income, and analyst reports have not referenced or mentioned comprehensive income as a measure that is monitored and used for assessment of performance or business valuation purposes. This absence implies that the change in comprehensive income related to goodwill measurement would not be considered.

When considering investor and analyst focus for its 2008 fiscal year, the corporation concluded that the most relevant measure against which the error amount should be compared is comprehensive income adjusted for a $782 million goodwill impairment charge recorded during the fourth quarter of the fiscal year. While the corporation does not minimize the importance of recording the goodwill impairment charge and related proper disclosure, management believes that the most relevant measure considered by financial statement users is net income adjusted for the impact of the impairment charge. In its determination, management considered the fact that the charge was foreshadowed in previous disclosures in FY 2008 second and third quarter Forms 10-Q. In addition, investors’ lack of reaction to the corporation’s Form 8-K announcement of the impairment charge during July 2008 indicated that the impairment charge was not a measure on which investors or analysts strongly rely in making judgments about the corporation’s stock price or performance. The corporation’s stock price increased during the week following the announcement and news articles did not focus on the charge.

Under both the rollover and iron curtain methods, the corporation concluded that the impacts of all errors were not quantitatively significant individually, or in the aggregate, for investor and analyst considerations of the total mix of information. The most significant out of period impacts were for the 2008 fiscal year and the first two quarters of fiscal 2008. For the annual period, management noted that the percentage impact when comparing the aggregate error against comprehensive income adjusted for the impact of the goodwill impairment charge was 6.0%, which the corporation believes to be quantitatively immaterial. For the first two quarterly periods of fiscal 2008, and for all other periods assessed, the corporation focused on the following factors that would be of importance to financial statement users in its determination with respect to whether or not the judgment of financial statement users would be altered by the goodwill measurement error:

•	Primary focus on income statement and cash flow metrics, which were unaffected by the error

•	Reliance on consideration of year to date information and expected annual results in the “total mix” of information, which were not quantitatively material

•	Consideration of impact on the corporation’s full set of financial statements, including an immaterial impact to key balance sheet accounts

•	Acknowledgement that correction of the errors in any period would not have given rise to an impaired goodwill balance or otherwise impacted the corporation’s income statement.

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May 29, 2009

Based on all factors considered in its assessment, the corporation determined that the judgment of a reasonable person would not be altered by the impact of the goodwill measurement error for any prior periods and, therefore, that the identified misstatements of comprehensive income are not material. In the spirit of transparency, the corporation included disclosure in its Forms 10-Q for the second and third fiscal quarters of 2008 and the 2008 annual report on Form 10-K describing the nature of the error, the amount of the error and the correction that was recorded during the second quarter.

Qualitative Analysis of Materiality

Pursuant to the guidance in SAB 99, the corporation assessed each of the specific qualitative considerations noted in SAB 99 as relevant to a materiality determination. The corporation’s conclusions with respect to how the adjustments relate to each qualitative consideration referenced in SAB 99 are as follows:

1.	Does the misstatement mask a change in earnings or the earnings trend?

This error has no impact on the corporation’s earnings for any period. With respect to its impact on comprehensive income (CI), the misstatement in prior periods would not have masked any changes or trends in CI. The CI measure presented in the corporation’s Statement of Stockholders’ Equity is primarily driven by net income and any currency translation impacts. In addition, because the misstatement relates only to a portion of goodwill that was not appropriately attributed to foreign operations, it does not influence any trend, as it will only supplement the direction of cumulative translation on all of the corporation’s foreign assets denominated in other currencies (predominately, the Euro). As a result, neither the impact of the misstatement on prior periods nor the impact of the correcting entry during FY 2008 altered or masked any trend shown in comprehensive income.

2.	Does the misstatement hide a failure to meet analysts’ expectations?

The impact of the error in any period and the correction in FY 2008 does not influence analysts’ expectations, as these expectations are primarily based upon the profitability of the corporation’s continuing operations and certain financial return and cash flow measures. Analysts and investors typically do not focus on the OCI components of comprehensive income or specific balance sheet accounts as a measure of performance. In addition, analysts will often factor out the impact of currency movement in analyses in order to better measure the performance of the underlying operations. While the correction increases goodwill and total assets by $146 million, the relative size of this increase does not have a significant impact on any return on asset measures that could be used to analyze the performance of the corporation. Furthermore, the correction to the goodwill balance does not significantly alter the composition or relative weighting of the corporation’s balance sheet; goodwill represented approximately 22.3% of total assets prior to the correction and approximately 23.5% of total assets taking the correction into account. Based on these factors, the corporation did not believe that analysts’ expectations would have been altered with inclusion of the measurement impact in any respective period or with inclusion of the error correction in FY 2008.

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May 29, 2009

3.	Does the misstatement change a loss into income or vice versa?

This error does not impact the income statement. With respect to comprehensive income, neither the impact of the misstatement on prior periods or the correcting entry would have changed comprehensive income from a gain to a loss or vice versa. The CTA impact only represents a supplement to the activity already included and reported, and primarily moved in the same direction as all other foreign assets.

4.	Does the misstatement concern a segment or other portion of the business that has been identified as playing a significant role in the registrant’s operations or profitability?

The goodwill measurement errors relate primarily to the International Bakery segment, while smaller portions related to both the International Beverage and Household & Body Care segments, respectively. All reportable and operating segments play a role in the corporation’s operations and profitability. However, this misstatement was not wholly contained within one segment, and the misstatement did not impact any segment result or measure typically used by analysts and investors to analyze segment performance.

5.	Does the misstatement affect the corporation’s compliance with loan covenants or other contractual requirements?

The misstatement did not impact any loan covenant or contractual requirement.

6.	Does the misstatement impact management compensation?

The balance sheet impact of the adjustment did not impact any management compensation calculations.

7.	Was fraud or an illegal act involved in the misstatement?

There were no illegal acts or other fraudulent acts that resulted or were the cause of this error.

8.	Does the misstatement impact regulatory compliance?

The balance sheet correction does not impact any regulatory compliance matter.

9.	Did the company comply with its obligation to maintain books and records which in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets and has the corporation maintained a system of internal controls which is sufficient to provide reasonable assurance that transactions are properly reported in accordance with GAAP?

The corporation books and records were maintained in proper detail based on the conclusions originally reached by corporation accounting management in place at the time. All transactions and asset dispositions have been fairly reflected in the corporation’s financial statements. The change resulting from correction of the misstatement was an increase in assets resulting from the impact of currency exchange rate fluctuations – no transactions or revenue generating activities of the corporation have been misstated. Management believes that the corporation has maintained a system of internal

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controls which is sufficient to provide reasonable assurance that transactions are properly reported in accordance with GAAP. Based on management’s normal control deficiency evaluation process conducted during fiscal 2008, management concluded that the error was not the result of a control deficiency.

10.	Was the misstatement part of an effort to manage earnings?

The misstatement has no impact on the reported earnings of the corporation. With respect to comprehensive income, the corporation’s failure to properly denominate a portion of goodwill does not represent any effort to manage comprehensive income. CTA activity represents the impact of foreign currency exchange rate fluctuations on the corporation’s translated assets, and in effect is an unrealized movement. It is entirely outside of the control of management and, as mentioned above, is not used by analysts or investors as a key analytical metric, nor does it influence earnings or cashflows.

11.	Is the authoritative guidance on the subject clear?

Yes.

12.	Does industry guidance differ from GAAP?

No.

13.	What is the cost of correcting this misstatement?

The activities required to correct this error included additional effort and analysis by certain members of the corporate finance team. Therefore, the corporation did not incur significant incremental cost to quantify and record the correction.

Note 18 – Financial Instruments and Risk Management – Fair Values, page 67

Comment 8: Please expand your disclosure to include the related carrying amounts of the financial instruments for which your fair value disclosures have been made. The carrying amounts should be presented together with the related fair values in a format that makes it clear whether the fair value and carrying amount represent assets or liabilities and how the carrying amounts relate to what is reported in the statement of financial position. Refer to paragraph 10 of FAS107. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Response 8: In future filings, the corporation will include the related carrying amounts of the financial instruments for which its fair value disclosures have been made. The corporation adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” in the third quarter of fiscal 2009. This disclosure requires the identification of the fair value (which equals carrying value) of our derivatives in the balance sheet by instrument type and we plan to incorporate our 2009 year end fair value disclosure requirements under SFAS 107 in this note to the financial statements. The corporation anticipates that financial statement users will expect financial instrument fair values and carrying values to be included together with SFAS 161 disclosure, as a majority of its financial instruments are comprised of derivatives. Accordingly, our revised SFAS 107 disclosure will be as follows:

Securities and Exchange Commission

May 29, 2009

Fair Values: The carrying amounts of cash and equivalents, trade accounts receivable, notes payable and accounts payable approximated fair values as of June 27, 2009 and June 28, 2008. The fair value of the remaining financial instruments recognized in continuing operations on the Consolidated Balance Sheets of the corporation at the respective year ends were:

	2009				2008
	Fair Value		Carrying Value		Fair Value	Carrying Value
LT debt, including current portion	$	xx	$	xx	$2,929	$2,908
Commodity contracts – other current assets		xx		xx	33	33
Cross currency swaps – other liabilities		xx		xx	(311)	(311)
Interest rate contracts – other liabilities		xx		xx	10	10
Foreign exchange contracts – other current assets		xx		xx	36	36
Foreign exchange contracts – other non current assets		xx		xx	1	1
Foreign exchange contracts – other accrued liabilities		xx		xx	(30)	(30)

The fair value of the corporation’s long-term debt, including the current portion, is estimated using discounted cash flows based on the corporation’s incremental borrowing rates for similar types of borrowing arrangements. The fair value of interest rate and cross currency swaps is determined based upon externally developed pricing models using financial market data obtained from swap dealers. The fair value of foreign currency contracts and commodity futures and options is based upon information obtained from third-party institutions.

Note 21 – Income Taxes, page 71

Comment 9: Please expand your disclosure to indicate your policy on classification of interest and penalties in accordance with paragraph 20 of FIN 48. Please also expand your disclosure to indicate the total amounts of interest and penalties recognized in your statement of operations for each period presented. Refer to paragraph 21.c of FIN 48. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Response 9: The corporation disclosed its policy on classification of interest and penalties in the second paragraph on page 73 of its 2008 Annual Report, in addition to the amounts of accrued interest and penalties as of June 28, 2008 and June 30, 2007. As noted in the staff’s comments, the corporation inadvertently omitted the amounts of interest and penalties recognized in its Statements of Income. In future filings, the corporation will include income tax footnote disclosure for the amount of interest and penalties included in its Statements of Income. Footnote discussion related to recognition of interest and penalties will be modified as follows (changes from existing disclosures are underlined):

The Company recognizes interest and penalties related to unrecognized tax benefits in tax expense. During the year ended June 28, 2008, the Corporation recognized a benefit of $7 million of interest and penalties in tax expense. As of June 28, 2008, and June 30, 2007 the Company had accrued interest and accrued penalties of approximately $96 million.

Securities and Exchange Commission

May 29, 2009

Comment 10: Within the first paragraph on page 73 we note you disclose “total unrecognized tax benefits that, if recognized, would affect [your] effective tax rate were $556 and $562 as of June 28, 2008 and June 30, 2007”. We also note within your tabular roll forward of unrecognized tax benefits the balances were $617 and $619 as of June 28, 2008 and June 30, 2007, respectively, Please expand your disclosure to clarify the difference between these two amounts and reconcile the difference. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

Response 10: In its 2008 Form 10-K, the corporation indicated that for both 2008 and 2007 all but approximately $60 million of unrecognized tax benefits would impact the corporation’s effective tax rate upon reversal of the entire reserve balance. Virtually all of this difference is caused by uncertain tax positions that created deferred tax assets in jurisdictions for which the tax benefit, if sustained, would not be recoverable due to lack of profitability in that jurisdiction. In essence, if the corporation reversed the reserve for these uncertain tax positions, it would have to establish a valuation allowance for an identical amount because adequate profits do not exist to recover the asset. A second minor element of the $60 million difference noted above relates to uncertain tax positions for which the ultimate deductibility is highly certain but the exact timing of the deduction may not be certain. The disallowance of the shorter deductibility period would not impact the annual effective tax rate but would merely result in a reclassification between deferred tax assets and current taxes payable.

We note that paragraph 21.b of FIN 48 appears to require only footnote disclosure of “the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate”. There does not appear to be an express requirement to include footnote disclosure reconciling or explaining why the reversal of the unrecognized tax benefit accrual in its entirety is not fully recorded through tax expense. However, in response to the staff’s comment and in an effort to provide further clarity to the users of our financial statements, the corporation will expand its disclosure of unrecognized tax benefits as outlined below (changes from existing disclosure are underlined).

Our total unrecognized tax benefits that, if recognized, would affect our effective tax rate were $556 million and $562 million as of June 28, 2009 and June 30, 2007, respectively. These amounts do not agree to the gross balance of unrecognized tax benefits reflected in the tabular rollforward at 2008 and 2007 primarily due to uncertain tax positions that created deferred tax assets in jurisdictions for which the tax benefits, if sustained, would not be recoverable due to lack of profitability in the respective jurisdictions.

At this time the corporation estimates that it is reasonably possible the liability for unrecognized tax benefits will decrease by approximately $10 million to $30 million in the next 12 months from a variety of uncertain tax positions as a result of the completion of various worldwide tax audits currently in process and the expiration of the statute of limitations in several jurisdictions.

Securities and Exchange Commission

May 29, 2009

Exhibits 31.1 and 31.2 – Certification Pursuant to Section 302 of the Sarbanes – Oxley Act of 2002

Comment 11: In a March 4, 2005 Staff Alert entitled “Annual Report Reminders,” the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. We note the identification of the period of the report (e.g. “annual”) included in paragraphs two and three of your certification, and the omission of the parenthetical notation from paragraph 4.d regarding the registrants fourth fiscal quarter. Please confirm to us that in future filings you will modify your certifications to be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response 11: The corporation made the changes requested by the staff in the certifications filed as exhibits to the corporation’s Form 10-Q for the fiscal quarter ended March 28, 2009 (filed on May 7, 2009). In addition, in future filings the corporation will ensure that its certifications are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 27, 2008

Consolidated Financial Statements Note 3 -Segment Information, page 8

Comment 12: We note the change in your presentation of commodity derivatives within segments whereby you include mark-to-market gains and losses in general corporate expenses until such time that the exposure being hedged effects the earnings of the business segment, at which point the cumulative gain or loss previously recorded in general corporate expenses for the derivative instrument will be reclassified into the business segment’s results. Please confirm, if true, that within your consolidated financial statements you present unrealized (mark to-market) gains/losses in the same financial statement line as your realized gains/losses and tell us in which line these amounts are reported.

Response 12: Although mark-to-market gains and losses from commodity derivatives are included in general corporate expenses prior to the underlying hedged item effecting the earnings of the business segment, within its consolidated financial statements the corporation presents unrealized (mark-to-market) commodity derivative gains/losses in the same financial statement line as its realized gains/losses.

In Management’s Discussion and Analysis, the corporation includes a quarterly and year to date breakout of corporate mark-to-market gains and losses in the context of discussing Selling, General and Administrative costs (see pages 27 and 30). From these disclosures the reader can determine that $17 million of quarterly mark-to-market losses were included in selling, general and administrative costs while $39 million of mark-to-market losses were recognized on a year to date basis in selling, general and administrative. On page 33, the corporation discloses the total corporate mark-to-market derivate gain and loss amounts recognized on a quarterly and year to date basis. From these disclosures, the reader can infer the corporation recognized $6 million of quarterly mark-to-market losses in costs of goods sold and $19 million of mark-to-market losses in cost of goods sold on a year to date basis. A majority of the mark-to-market losses were reported in selling, general and administrative costs because a significant portion of the commodity mark-to-market activity relates to energy contracts.

Securities and Exchange Commission

May 29, 2009

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1.	Sara Lee is responsible for the adequacy of disclosures in the Form 10-K and Form 10-Q;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Sara Lee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do not believe that any of the staff’s comments in the Comment Letter raises a material issue with respect to disclosures contained in Sara Lee’s Form 10-K and Form 10-Q. Additionally, we believe that each of the staff’s comments can be appropriately addressed, in the manner indicated above, in Sara Lee’s future filings with the Commission. Accordingly, the corporation respectfully requests that it be allowed to make the changes described above in future filings with the Commission, rather than by amending our Form 10-K or Form 10-Q.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (312) 558-8562 or via email at tom.shilen@saralee.com. Should the staff disagree with Sara Lee’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the staff prior to the staff making its final determination.

Very truly yours,

/s/ Thomas S. Shilen, Jr.
Thomas S. Shilen, Jr.
Senior Vice President and Corporate Controller

cc:	Mark Garvey, Vice President and Interim Chief Financial Officer
Margaret M. Foran, Executive Vice President, General Counsel and Corporate Secretary